Exhibit 99.1

BAYTEX ENERGY CORP.
Annual and Special Meeting of Shareholders
held on May 2, 2019
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual and Special Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 2, 2019 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 14, 2019 (the "Information Circular").
An aggregate of 251,955,782 common shares of Baytex (being 45.33% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.

1.
Ordinary resolution to approve the selection of the following eleven nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	214,507,560	96.58	7,585,514	3.42
Trudy M. Curran	213,075,208	95.94	9,017,866	4.06
Naveen Dargan	206,150,120	92.82	15,942,954	7.18
Edward D. LaFehr	215,007,659	96.81	7,085,415	3.19
Gregory K. Melchin	203,364,388	91.57	18,728,686	8.43
Kevin D. Olson	216,639,715	97.54	5,453,359	2.46
David L. Pearce	213,422,026	96.10	8,671,048	3.90
Neil J. Roszell	216,636,648	97.54	5,456,426	2.46

2.
Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
247,820,829	98.36	4,134,444	1.64

3.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
129,011,417	58.09	93,081,652	41.91

4.	Special resolution to approve the unallocated awards under Baytex’s share award incentive plan

Votes For		Votes Withheld
#	%	#	%
172,894,048	77.85	49,199,021	22.15